                             [CANWEST GLOBAL LOGO]

                                 NEWS RELEASE

For Immediate Release
July 28, 2004

                CANWEST COMPLETES SALE OF NEW ZEALAND OPERATIONS

Winnipeg - CanWest Global Communications Corp. announced today that it has received NZ$300.0 million in cash proceeds from the sale of its New Zealand media operations to CanWest MediaWorks (NZ) Limited, a company whose shares will tomorrow be listed for trading on the NZSX and in which CanWest now has a 70% share interest. To fund the acquisition of CanWest's New Zealand operations, CanWest MediaWorks issued 68.0 million shares to the public by way of an IPO, and borrowed NZ$200.0 million from a New Zealand financial institution. CanWest MediaWorks issued its shares to the public at a final price of NZ$1.53 per share.

Tom Strike, CanWest MediaWorks' Chairman and CanWest's COO (Corporate), said the demand for the CanWest MediaWorks' shares was so great that the company was not able to fully satisfy the demand. "The public pool offering of shares to the retail public was oversubscribed in excess of four times. Unfortunately, not all of the retail investors who showed interest in the company were able to participate in this offering," said Strike. "But this heavy demand is a strong endorsement of the company and its leading media properties," he added.

CanWest will use the cash proceeds from the sale of its New Zealand operations to strengthen its balance sheet.

The CanWest MediaWorks' shares will begin trading on the New Zealand Stock Exchange (NZSX) on July 29.

This news release contains comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.canwestglobal.com) is an international media company. CanWest, Canada's largest publisher of daily newspapers, owns, operates and/or holds substantial interests in newspapers, conventional television, out-of-home advertising, specialty cable channels, websites and radio stations and networks in Canada, New Zealand, Australia, and the Republic of Ireland.

For more information, please contact:
Geoffrey Elliot
Vice President, Corporate Affairs
Tel:  204 956-2025
Fax: 204 947-9841
gelliot@canwest.com